UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

NN, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629337106

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,590,434
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,590,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,590,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.15%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		156,974
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

156,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

156,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		630,923
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

630,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,378,331
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,378,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,378,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.02%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,378,331
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,378,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,378,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.02%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,378,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,378,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,378,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.02%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,378,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,378,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,378,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.02%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 629337106

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,378,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,378,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,378,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.02%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 629337106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends and restates the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.
Item	2 is hereby amended and restated in its entirety as follows:

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Special Opportunities, L.P. XI (“Legion Partners XI”), a Delaware limited partnership;
(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and
(vii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

10

CUSIP NO. 629337106

(c) The principal business of each of Legion Partners I, Legion Partners II and Legion Partners XI is investing in securities. The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Legion Partners I, Legion Partners II, Legion Partners XI, Legion Partners, LLC, Legion Partners Asset Management and Legion Partners Holdings are organized under the laws of the State of Delaware. Messrs. Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II and Legion Partners XI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 2,590,434 Shares owned directly by Legion Partners I is approximately $29,999,973, including brokerage commissions. The aggregate purchase price of the 156,974 Shares owned directly by Legion Partners II is approximately $1,726,183, including brokerage commissions. The aggregate purchase price of the 630,923 Shares owned directly by Legion Partners XI is approximately $6,265,459, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,104,207 Shares outstanding as of November 1, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

A.	Legion Partners I
(a)	As of the close of business on February 15, 2019, Legion Partners I beneficially owned directly 2,590,434 Shares.

Percentage: Approximately 6.15%

11

CUSIP NO. 629337106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,590,434
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,590,434

(c)	Legion Partners I has not entered into any transactions in the Shares since the Schedule 13D.
B.	Legion Partners II
(a)	As of the close of business on February 15, 2019, Legion Partners II beneficially owned directly 156,974 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 156,974
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 156,974

(c)	Legion Partners II has not entered into any transactions in the Shares since the Schedule 13D.
C.	Legion Partners XI
(a)	As of the close of business on February 15, 2019, Legion Partners XI beneficially owned directly 630,923 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 630,923
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 630,923

(c)	The transactions in the securities of the Issuer by Legion Partners XI since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,590,434 Shares beneficially owned directly by Legion Partners I, (ii) 156,974 Shares beneficially owned directly by Legion Partners II and (iii) 630,923 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 8.02%

12

CUSIP NO. 629337106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,378,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,378,331

(c)	Legion Partners, LLC has not entered into any transactions in the securities of the Issuer since the Schedule 13D. The transactions in the securities of the Issuer by Legion Partners XI since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 2,590,434 Shares beneficially owned directly by Legion Partners I, (ii) 156,974 Shares beneficially owned directly by Legion Partners II and (iii) 630,923 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 8.02%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,378,331
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,378,331

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer since the Schedule 13D. The transactions in the securities of the Issuer by Legion Partners XI since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	As of the close of business on February 15, 2019, Legion Partners Holdings beneficially owned 300 Shares directly. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 2,590,434 Shares beneficially owned directly by Legion Partners I, (ii) 156,974 Shares beneficially owned directly by Legion Partners II and (iii) 630,923 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 8.02%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,378,631
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,378,631

(c)	The transactions in the securities of the Issuer by Legion Partners XI and Legion Partners Holdings since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 629337106

G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,590,434 Shares beneficially owned directly by Legion Partners I, (ii) 156,974 Shares beneficially owned directly by Legion Partners II, (iii) 630,923 Shares beneficially owned directly by Legion Partners XI and (iv) 300 Shares beneficially owned directly by Legion Partners Holdings.

Percentage: Approximately 8.02%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,378,631
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,378,631

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer since the Schedule 13D. The transactions in the securities of the Issuer by Legion Partners XI and Legion Partners Holdings since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 15, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XI, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond White, dated February 15, 2019.
14

CUSIP NO. 629337106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2019

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XI

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

15

CUSIP NO. 629337106

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

16

CUSIP NO. 629337106

SCHEDULE A

Transactions in the Securities of the Issuer Since the Schedule 13D

Nature of Transaction	Date of Purchase	Amount of Securities Purchased	Price ($)

Legion Partners Special Opportunities, L.P. XI

Purchase of Common Stock	2/07/2019	88,542	9.2560
Purchase of Common Stock	2/08/2019	7,156	9.1773
Purchase of Common Stock	2/08/2019	117,125	9.2300
Purchase of Common Stock	2/11/2019	56,700	9.4938
Purchase of Common Stock	2/12/2019	91,400	10.0791
Purchase of Common Stock	2/13/2019	270,000	10.4823

Legion Partners Holdings, LLC

Purchase of Common Stock	1/22/2019	300	8.5371